

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2024

John H. Ruiz
Chief Executive Officer
MSP Recovery, Inc.
2701 Le Jeune Road, Floor 10
Coral Gables, Florida 33134

>   **Re: MSP Recovery, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed June 5, 2024**
>   **File No. 333-279958**

Dear John H. Ruiz:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1.   You disclose on the cover page and on page 5 that you are registering for resale 8,422,658 shares of your Class A Common Stock. The selling securityholders' table on page 87, however, indicates that the selling shareholders can sell up to 14,096,885 shares and several warrants. Please revise the registration statement to resolve the discrepancy or advise.

Exhibits

2.   The legal opinion filed as Exhibit 5.1 references an earlier offering. Please file a new opinion that opines on the legality of the Company's securities being registered in the current registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matthew Crispino at 202-551-3456 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jeremy Moore